MACATAWA BANK CORPORATION
10753 Macatawa Drive
Holland, Michigan 49424

September 6, 2007

Via EDGAR

Mr. Donald A. Walker, Jr.
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Macatawa Bank Corporation Form 10-K for the Fiscal Year Ended December 31, 2006 Form 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007 File No. 0-25927

Dear Mr. Walker:

        We have reviewed the comments in your letter dated August 10, 2007, with respect to Macatawa Bank Corporation (“Macatawa” or “the Company”). Please find our responses to your comments below. For your convenience, we have copied each of your comments immediately preceding our response.

10-K for the Period Ended December 31, 2006
Notes to Consolidated Financial Statements, F-10
Note 4 – Loans, F-20

1.	You recorded a loss provision of $4.7 million within the 2006 financial results of the Company for certain loans. For these loans, please tell us the following:

•	please provide us a time line describing the facts and circumstances concerning the loan impairment, including, but not limited to, when the loan was determined to be impaired as defined by paragraph 8 of SFAS No. 114, and when the collateral was determined to not be sufficient to cover the outstanding principal on these loans; and

RESPONSE: The loss provision of $4.7 million involved a number of loans related to a single lending relationship. During the first quarter of 2007, the Company discovered that the borrower had perpetrated a sophisticated fraud. In mid-March 2007 the Company concluded that the loans were impaired (as defined in paragraph 8 of SFAS No. 114) and that the loss existed as of December 31, 2006. The following timeline summarizes what happened:

January 2007:

Four loans for this relationship matured and become past due. In addition our Compliance Department reviewed the previous quarter’s deposits for this borrower and noted that a number of large checks were deposited from other financial institutions that indicated they were “loan proceeds”; however Macatawa Bank’s loans were not being paid off or paid down. As a result, January’s deposits were also reviewed. Again, large checks were deposited from other financial institutions. Further, our periodic review of documentation exception reports identified instances where the applications to place Macatawa on the title for the collateral securing certain loans were still pending validation from State government agencies.

February 2007:

After reviewing the deposit relationship and observing the large deposits from other financial institutions in connection with our periodic review of loan documentation exceptions, we noted that for some of the collateral securing the loans we had not yet received confirmation that our security interest had been recorded on the titles. Accordingly, our Operations Department, which has access to run Secretary of State searches, determined that certain applications to place Macatawa on the titles had not yet been filed, and that we had been removed as a secured party on certain titles without our permission. This information appeared to indicate that the borrower may have made misrepresentations and perpetrated a fraud, although at that time we were not yet able to corroborate that information.

Three more loans become past due during February, and the four loans noted above become past due more than 30 days.

February 27, 2007:

At a meeting with the borrower on February 27, 2007, the borrower furnished titles on certain collateral with the Bank as secured party, and applications to place Macatawa on the titles for the remaining collateral. The dating on the titles and applications were all of a recent date and appeared suspect. The borrower also provided additional information about where the collateral was located and pledged full payment.

Early March 2007:

Our Collections Department continued its investigation in an attempt to corroborate information provided by the borrower at the February 27 meeting. We took the following action steps and discovered the following:

|X|	The identification information on the titles and applications to place Macatawa on the titles was checked directly with the manufacturers of the collateral. We determined that only two of thirteen pieces of collateral were manufactured, and all others had never existed. Accordingly, it appeared that title information was fraudulently obtained from State Agencies and was intentionally altered.
|X|	An attempt to physically inspect the collateral was made and none of the collateral was located.
|X|	Survey companies, whom were represented to have surveyed the collateral, never existed.
|X|	Additional personal information was identified regarding the borrower that was not previously disclosed by the borrower, including the existence of other secured creditors with an interest in collateral the borrower represented had been pledged to secure our loans.
|X|	Tax returns of the borrower appeared to be fraudulent.

A meeting was immediately scheduled with the borrower for late Monday, March 12 for confrontation.

At this point, the management of our accounting function and our Loan Department met. Management considered that the majority of loans were in a delinquent status up to 60 days, that the events noted above suggested that the borrower had made many misrepresentations to us and that, as a result, our collateral position was significantly jeopardized. These circumstances supported management’s conclusion that it was probable it would be unable to collect all amounts due according to the contractual terms of the loans. Accordingly,

|X|	All loans were categorized as impaired on March 9, consistent with paragraph 8 of SFAS No. 114,
|X|	All loans were placed on non-accrual effective March 1, 2007 with all accrued interest reversed.
|X|	All loans were reported as non-accrual loans on internal management and Board reports as of February 28, 2007. All loans were immediately downgraded to a “6” or Substandard on the internal Loan Watch List.
|X|	The Company’s stock transfer agent was immediately notified to “hold”and not mail the already-printed Annual Report and Proxy Statement that was to be mailed to shareholders in connection with the Company’s Spring 2007 annual meeting.
|X|	The Company took steps to determine how the financial statements and other disclosures in the as-yet unfiled Form 10-K and the Annual Report might need to be revised depending on the results of the ongoing investigation and depending on what accounting entries might be required as a result of the fraud.

Mid-March 2007:

The borrower did not show up for a meeting scheduled for March 12, 2007 but the borrower did leave a voicemail message to our Collections Department. Upon review of the voicemail and follow-up with the borrower on Thursday, March 15, 2007, the borrower represented that he could not locate the collateral but he would repay the loans from other sources, including cash in an “offshore account”and from the liquidation of stock he holds.

Management performed further investigation of the alternative sources of repayment that the borrower had asserted, but determined that the Company had insufficient evidence to support that these alternative sources would be available for loan repayment. Accordingly, at this time management concluded that an impairment loss had occurred.

It was determined that only approximately $500,000 would be available from secured collateral that directly tied to the Company’s $5.2 million of outstanding loans. Accordingly, the Company determined that a $4.7 million loss had occurred.

Considering the circumstances of this loan relationship, management determined that this was a “type one” subsequent event, meaning that the conditions noted above existed as of December 31, 2006, even though the Company did not become aware of the loss until after December 31, 2006.The loans were considered impaired and it was determined that the loss existed as of December 31, 2006. Accordingly, the Company recorded a $4.7 million charge-off and a corresponding $4.7 million provision for loan loss at December 31, 2006, as no specific reserve existed for this relationship in the allowance for loan losses as of December 31, 2006.

On March 15, 2007, we filed an 8-K announcing revision to our earlier reported financial results and providing public disclosure of the revised 4th quarter and year-to-date 2006 financial results giving effect to the loss we determined we had sustained as a result of this fraud.

We continue to investigate this loan relationship and to make efforts to recover any funds to the extent possible.

•	tell us how you, and your auditors, considered Item 308(a)(3) concerning material weaknesses in light of the misrepresentations to the Bank by the borrower.

RESPONSE: This loan relationship was subject to, and met the objectives for, each of the key controls identified by our management team in the loan origination and monitoring process. Our staff obtained proper approvals per our loan approval policy, performed physical inspections of what was represented to be the collateral for the loans, obtained applications to place Macatawa on titles upon origination supporting our interest in the collateral and monitored the filing of titles to ensure our interests were registered with State Agencies.

The expanded procedures undertaken as part of the Company’s review of the relationship resulted in our discovering that information provided to support our approval and confirm our interest in the collateral had been fraudulently produced, misrepresented, purposely removed, misstated, and/or changed. The borrower perpetrated a sophisticated fraud against us and, we believe, perpetrated a similar fraud against a number of other financial institutions.

Further, as illustrated by the timeline above, we moved very quickly from the discovery that we might have a potential loss to confirming that conclusion, estimating the loss and reporting it externally. We believe the speed of that process also illustrates the effective operation of our internal control over financial reporting.

Accordingly, we assessed the circumstances surrounding this situation and believe they confirm that our internal controls over financial reporting were designed properly and operating effectively, with no material weaknesses. Our evaluation and conclusions were shared with our auditors and they concurred.

Note 17 – Hedging Activities, F-32

2.	To help us better understand your accounting and evaluate your disclosures, provide us with a comprehensive analysis for each relationship which includes a derivative instrument classified as a cash flow hedge. Tell us the following for each derivative hedging relationship:

•	how you design effectiveness testing;
•	how you measure ineffectiveness; and
•	how you meet the criteria of paragraph 68 of SFAS 133 for each hedging relationship for which you use the short cut method.

RESPONSE: Our subsidiary, Macatawa Bank, has entered into interest rate swap arrangements to hedge the risk of changes in cash flows resulting from changes in prime rate on certain commercial loans. Each swap arrangement has been structured consistently such that Macatawa Bank pays prime rate and receives a fixed rate. Each agreement has a notional amount of $20 million and contains no caps, floors, or other options. The assets hedged are prime based commercial loans with no caps, floors, or other options and with immediate interest rate reset dates tied to the prime rate. The swap arrangements also have reset dates of immediate. As such, the critical terms of the hedged assets and the swap arrangements match.

The first swap arrangement was entered into on May 14, 2002 for a three year term. Subsequent swap arrangements were dated July 21, 2003, August 21, 2003, April 14, 2004 and April 29, 2004 with terms of five, six, three, and six years, respectively.

Each quarter we assess the continued effectiveness of the swaps by reassessing the hedge stategy and evaluating whether it continues to meet the objectives we established at inception and by measuring the principal balance of the underlying loans and comparing this amount to the total notional amount of outstanding swap arrangements. As long as the principal balance of the group of loans exceeds the notional amount of the swaps, we consider the swap arrangements to be fully effective. As of December 31, 2006, approximately $102 million of Macatawa Bank’s loan portfolio with immediately variable rates of interest tied to prime contained no floors, ceilings or other options. The cumulative notional amount on all four interest rate swaps as of December 31, 2006 was $80 million. As of June 30, 2007, approximately $129 million of Macatawa Bank’s loan portfolio with immediately variable rates of interest tied to prime contained no floors, ceilings or other options. The cumulative notional amount of the remaining three interest rate swaps as of June 30, 2007 was $60 million.

Based upon our analysis, the swap arrangements have been fully effective since their inception and are expected to remain so throughout their remaining contract lives.

We do not use the short cut method for any of our hedging relationships.

10-Q for the Quarter Ended June 30, 2007

Item 2. Management's Discussion and Analysis of Results of Operations and Financial Condition, page 21

Financial Condition, page 25

3.	You classified $10 million related to two large commercial borrowers and a $4.7 million renegotiated loan as non-performing assets at June 30, 2007. Please tell us if any, or all, of these loans were included in the specific allowance for impaired loans of $2.6 million at June 30, 2007. If these loans were not included in the specific allowance for impaired loans at June 30, 2007, please tell us how you applied the measurement methods described in paragraphs 13-16 of SFAS 114.

RESPONSE: The three non-performing assets noted above were each classified as impaired at June 30, 2007. Accordingly, a specific analysis was performed for each of these three relationships under the methods described in paragraphs 13-16 of SFAS 114. The analysis and impairment assessment for the two large commercial borrowers was based on the fair value of the collateral securing the loans as both of these loans are deemed to be collateral dependent.

A specific allowance totaling approximately $808,000 was identified for one of the large commercial borrowers (whose balances approximated $8 million of the $10 million). A specific allowance of $762,000 was identified for the $4.7 million renegotiated loan.

These specific allowances were included in the $23.9 million overall allowance for loan losses reported as of June 30, 2007. The $808,000 specific allowance for the one large commercial borrower was included in the $2.6 million specific allowance reported as related to impaired loans at June 30, 2007. However, we inadvertently included the $762,000 specific allowance for the renegotiated loan in the $19.4 million formula allowance disclosed on page 27. This is the only renegotiated loan of the Company, and accordingly, the only impaired loan that relates to a renegotiated loan as of June 30, 2007. If it remains outstanding, the specific allowance will be properly included in the specific allowance for impaired loans in future reports. This represents only a reclassification of components of the allowance and has no effect on the total required allowance for loan losses computation.

For the remaining large commercial borrower (whose balances approximated $2 million), no specific allowance was considered necessary. The repayment of this loan is expected to be provided from the sale of the underlying collateral securing this loan relationship, as it has been determined that foreclosure is probable. Accordingly, this loan is considered collateral dependent and the evaluation of impairment was based on an analysis of the fair value of the collateral. The fair value of collateral was based upon a recent, third party appraisal of the collateral and reduced for an estimate of the costs to sell the collateral. The resulting fair value, after being converted into a present value, exceeded the recorded investment in the loan, and accordingly, no specific allowance has been established for this loan.

*      *      *

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (616) 494-7645.

Very truly yours, MACATAWA BANK CORPORATION /s/ Jon W. Swets Jon W. Swets Senior Vice President and Chief Financial Officer